[LUCE FORWARD HAMILTON & SCRIPPS LLP LETTERHEAD]

June 18, 2009

BY EDGAR

United States Securities and Exchange Commission
Office of Beverages, Apparel, and Health Care Services
Mail Stop 3561
Washington, D.C. 20549
Attn:  John Williams, Assistant Director

Re:	Hythiam, Inc.
Registration Statement on Form S-3, filed April 3, 2009
File No. 333-158407

Dear Mr. Williams:

On behalf of our client Hythiam, Inc., a Delaware corporation (the "Company"), we are responding to your letter of April 22, 2009, regarding the above-referenced Registration Statement on Form S-3.  The Company’s responses to the staff’s comments are set forth below.  For convenience, each of the comments has been duplicated below and is set forth immediately prior to the corresponding response.

General

Comment No. 1

We note that the staff of the Division of Corporation Finance currently has outstanding comments relating to the company's Form 10-K for the fiscal year ended December 31, 2008. All comments relating to the staff's open review of the company's periodic filing will need to be resolved before effectiveness of the registration statement.

RESPONSE

All open comments have been resolved.

Comment No. 2

We note your disclosure that the aggregate market value of the company's outstanding common stock held by non-affiliates as of April 2, 2009 was $11,967,314. We also note that the company is registering $20 million on its unallocated shelf offering on Form S-3. Please advise us how the company will comply with the transaction requirement of General instruction I.B.6(a) of Form S-3. We may have further comment.

United States Securities and Exchange Commission
June 18, 2009
Page

RESPONSE

The Company understands and acknowledges that the value of securities that may be sold pursuant to the registration statement within any 12 month period may be limited, depending upon the future sales price of the Company’s common stock.

In the event that the aggregate market value of the Company's outstanding common stock held by non-affiliates is less than $75 million as of a date within 60 days prior to a future sale, the Company will comply with the transaction requirement of General instruction I.B.6(a), by limiting the value of securities sold within any 12 month period to no more than one-third of the aggregate market value of common equity held by non-affiliates.

***

Please feel free to contact me by telephone at 213.892.4907, fax at 213.452.8035, or email at jkirkland@luce.com should you have any comments or questions regarding the above.

Very truly yours,

/s/  John C. Kirkland
John C. Kirkland
of
LUCE, FORWARD, HAMILTON & SCRIPPS LLP

JCK/lu

cc:  Mr. Maurice Hebert